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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                               SCHEDULE 14D-9/A
                                (Rule 14d-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                                     under
                              SECTION 14(d)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)
                                 ------------

                                BI INCORPORATED
                           (Name of Subject Company)

                                BI INCORPORATED
                     (Name of Person(s) Filing Statement)
                                 ------------

                          Common Stock, no par value
                        (Title of Class of Securities)

                                  055467 20 3
                     (CUSIP Number of Class of Securities)
                                 ------------

                                David J. Hunter
                                   President
                               6400 Lookout Road
                            Boulder, Colorado 80301
                                (303) 218-1000
           (Name, address and telephone number of person authorized
             to receive notice and communications on behalf of the
                          person(s) filing statement)
                                 ------------

                                   Copy to:
                              John G. Lewis, Esq.
                   Ireland, Stapleton, Pryor & Pascoe, P.C.
                           1675 Broadway, 26th Floor
                            Denver, Colorado 80202
                                (303) 623-2700

 [ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                 INTRODUCTION

     This Amendment No. 4 to the Solicitation/Recommendation Statement on
Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on August 18, 2000, and amended on August 23, 2000, August 25, 2000, and September 19, 2000, by BI Incorporated, a Colorado corporation (the "Company"), relating to an offer by KBII Acquisition Company, Inc. ("Offeror"), a Colorado corporation and a wholly-owned subsidiary of KBII Holdings, Inc. ("Parent"), a Delaware corporation, to purchase all of the outstanding shares of the Company, at a price of $8.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2000, and amended and supplemented on September 19, 2000, and the
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related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

                                SPECIAL FACTORS

     The section entitled SPECIAL FACTORS--Fairness of the Transaction--Fairness is hereby amended and supplemented by inserting as the final paragraph the following:

     Each of the Management Shareholders adopts the analysis and findings expressed by SunTrust Equitable Securities in its fairness opinion to the Board of Directors of the Company. See the information set forth at Item 4 of this
Schedule 14D-9 under the caption "The Solicitation or Recommendation--Opinion of Financial Advisor" and the fairness opinion of SunTrust Equitable Securities attached to the Schedule 14D-9 as Annex A to the Schedule 14D-9 filed August 18, 2000.

Item 4.  Solicitation and Recommendation.

Item 4 is hereby amended and supplemented by inserting prior to the final paragraph on page 18 the following:

     As discussed above, SunTrust Equitable Securities considered a number of factors in determining the fairness of the Offer and the Merger. SunTrust Equitable Securities did not consider the following factors for the reasons indicated:

     . Net Book Value. SunTrust Equitable Securities did not perform a net book value analysis because it did not believe that net book value (which is an accounting concept based on historical values) was a meaningful indicator of the Company's value. As such, it chose to utilize the other methodologies listed above, which focus on the Company's ability to generate cash flow and earnings in the future.

     . Liquidation Value. SunTrust Equitable Securities did not perform a liquidation value analysis because it did not believe that the Company would be liquidated, but rather believed the Company should be sold as a going concern based on its ability to produce cash flow and earnings into the future sufficient to service the existing debt obligations of the Company. In addition, SunTrust Equitable Securities did not believe liquidation was a viable option because the Company's tangible and intangible assets would have significantly less value if sold in a manner other than as a going concern.

     . Reports, Opinions or Appraisals. There were no previous reports, opinions or appraisals relied upon by SunTrust Equitable Securities. SunTrust Equitable Securities' analysis was performed as of a specific date (August 9, 2000) and all the analysis necessary to opine on fairness from a financial point of view was completed current as of that date.

     . Firm Offers and Purchase Prices Paid. There were no firm offers for the Company by third parties other than the Offer within the prior two years to use as a reference, and none of Offeror, Parent or Kohlberg purchased, or had the right to purchase, any Shares prior to the commencement of the Offer.

Item 8.  Additional Information.

Item 8 is hereby amended and supplemented by inserting as the final paragraph of the section entitled "Certain Legal Proceedings" the following:

     On September 25, 2000, Plaintiff Briggs voluntarily dismissed this action. A copy of Plaintiff Briggs' Notice of Voluntary Dismissal is filed as Exhibit
(e)(14), and incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

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Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit
  No.           Description
-------         -----------

(e)(14) Notice of Voluntary Dismissal of M. Dean Briggs, dated September 25, 2000 (filed herewith).


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2000

                                            BI INCORPORATED

                                            By: /s/ David J. Hunter
                                               David J. Hunter, President



                                 EXHIBIT INDEX


Exhibit
  No.           Description
 ------         -----------

(e)(14) Notice of Voluntary Dismissal of M. Dean Briggs, dated September 25, 2000 (filed herewith).

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